UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ARC Group Worldwide, Inc.
(Name of Issuer)

Common Stock, $0.0005 Par Value
(Title of Class of Securities)

00213H105
(CUSIP Number)

Everest Hill Group Inc.
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00213H105	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Everest Hill Group Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
	7.	SOLE VOTING POWER
NUMBER		0
OFSHARES BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		3,614,077
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER
		3,614,077
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,614,077
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.49%
14.	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 00213H105	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wayne Quasha
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		3,614,077
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER
		3,614,077
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,614,077
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.49%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 00213H105	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Q Management Services (PTC) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		3,614,077
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER
		3,614,077
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,614,077
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.49%
14.	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 00213H105	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vicali Services (BVI) Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		3,614,077
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER
		3,614,077
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,614,077
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.49%
14.	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 00213H105	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Susan V. Demers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		3,614,077
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER
		3,614,077
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,614,077
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.49%
14.	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 00213H105	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andrea J. Douglas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
New Zealand
	7.	SOLE VOTING POWER
NUMBER OF		0
SHARES BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		3,614,077
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		0
	10.	SHARED DISPOSITIVE POWER
		3,614,077
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,614,077
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.49%
14.	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 00213H105	13D

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, $0.0005 par value (the “Common Stock”), of ARC Group Worldwide, Inc. (the “Issuer”), whose principal executive offices are located at 810 Flightline Blvd., Deland, FL 32724.  All disclosures herein pertaining to the Common Stock have been adjusted to fully reflect the 1-for-1.95 Reverse Stock Split effectuated by the Issuer on August 7, 2012.

Item 2.	Identity and Background.

This statement on Schedule 13D/A (the "Statement") is being jointly filed by each of the following persons (being herein collectively referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock:  Everest Hill Group Inc., a British Virgin Islands company ("Everest") Wayne Quasha ("Quasha"), Q Management Services (PTC) Ltd., a British Virgin Islands private trust company (Q Management), Vicali Services (BVI) Inc., a British Virgin Islands company ("Vicali"), Susan V. Demers, a United States citizen ("Demers"), and Andrea J. Douglas, a citizen of New Zealand ("Douglas").

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement. Except as expressly otherwise set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

On December 13, 2013, Brean Murray Carret Group Inc. (“Brean”) changed its name to Everest Hill Group Inc. (“Everest”).

On October 9, 2011, Phyllis Quasha ceased to beneficially own all of the shares of Everest f/k/a Brean as a result of her death.  During her lifetime Mrs. Quasha settled the Everest Trust under which she was the ultimate beneficial owner of Everest. Q Management Services (PTC) Ltd. served as the Trustee of the Everest Trust.  Subsequent to Mrs. Quasha’s death, Wayne Quasha settled a new Everest Trust, which has three sub-trusts, the AQ Everest Trust, the JQ Everest Trust and the WQ Everest Trust of which Wayne Quasha is the settlor. Mr. Quasha appointed the assets from the Everest Trust to the new Everest Trust and its sub- trusts and retains a right to revoke these trusts, making him the ultimate beneficial owner of Everest. Q Management Services (PTC), as Trustee of the AQ Everest Trust, the JQ Everest Trust and WQ Everest Trust now owns all of the shares of Everest which controls Carret P.T., LP, Evansville Limited, QMP Holdings Corp and QTS Holding Corp. Vicali Services (BVI) Inc., a British Virgin Islands company ("Vicali"), is the sole director of Everest and Q Management Services (PTC) Ltd., and Susan V. Demers, a United States citizen ("Demers"), and Andrea J. Douglas, a citizen of New Zealand ("Douglas"), are the directors of Vicali.  Wayne Quasha, an Australian citizen, ultimately beneficially owns all of the shares of Everest, and as such, is in a position, indirectly, to determine the investment and voting positions made by Everest.  Carret P.T., LP is a Delaware limited partnership of which BMCC LLC serves as the general partner and Everest serves as the sole limited partner.  Everest holds its interest in the issuer through Carret P.T., LP, Evansville Limited, QMP Holdings Corp and QTS Holding Corp.

Mr. Quasha, , an Australian citizen, is indirectly in a position to determine the investment and voting determinations over the shares of Common Stock of the Issuer held by Everest, and he is therefore deemed to be a beneficial owner of the shares of Common Stock of the Issuer.

Vicali, is the sole director of Everest and Demers and Douglas are the directors of Vicali and each of them have voting power over Vicali and thus power over investment and voting determinations made by Everest.  As such, each of Vicali, Demers and Douglas are therefore deemed to be beneficial owners of the shares of Common Stock of the Issuer.  Each of Vicali, Demers and Douglas disclaim any beneficial ownership interest in the Common Stock owned by Everest.

The principal business address and principal business or occupation of each Reporting Person is as follows:

Name and Business Address	Principal Business or Occupation

Everest Hill Group Inc.	Investment holding company
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola

CUSIP No. 00213H105	13D

British Virgin Islands VG 1110
Wayne Quasha	Investor
Lyford Suites, Suite 12
Lyford Cay Club
Nassau, New Providence
The Bahamas

Q Management Services (PTC) Ltd.	Private Trust Company
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Vicali Services (BVI) Inc.	Company administration
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Susan V. Demers	Attorney
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Andrea J. Douglas	Accountant
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

During the past five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

As described in Item 5(c) below, Everest purchased 284,671 shares of Common Stock for an aggregate purchase price of $1,820,606 and financed the purchases through cash on hand. The purchases were made through Carret P.T., L.P., which is controlled by Everest.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock of the Issuer for general investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, each Reporting Person may from time to time acquire additional shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

CUSIP No. 00213H105	13D

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to be a group according to the rules under the Act, and as such a group, may be deemed to beneficially own an aggregate of 3,614,077 shares of Common Stock as of January 7, 2014, which was approximately 61.49% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock set forth herein are based on a total of 5,877,683 shares of Common Stock outstanding as of January 7, 2014 as reported in the Issuer's 10-Q statement, as filed with the Securities and Exchange Commission on November 13, 2013).  As of January 7, 2014, each Reporting Person beneficially owns the following number of shares of Common Stock as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended:

Name of Filing Person	Shares Beneficially Owned	Percent of Outstanding

Everest Hill Group Inc.	3,614,077	61.49%
Wayne Quasha	3,614,077	61.49%
Q Management Services (PTC) Ltd.	3,614,077	61.49%
Vicali Services (BVI) Inc.*	3,614,077	61.49%
Susan V. Demers*	3,614,077	61.49%
Andrea J. Douglas*	3,614,077	61.49%

*Disclaims Beneficial Ownership.

(b) Everest is deemed to have the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Stock of the Issuer beneficially owned by Everest. Because of their relationship to Everest as identified in Item 2 above, each of Quasha, Vicali, Demers and Douglas share voting and dispositive power with regard to the Common Stock owned by Everest and, therefore, may be deemed to have indirect beneficial ownership of the Common Stock of the Issuer owned by Everest. Each of Vicali, Demers and Douglas disclaim any beneficial ownership interest in the Common Stock of the Issuer owned through Everest.

(c) The following transactions were effective by the identified parties since the filing of a Schedule 13d by such parties on November 2, 2010:

Reporting Person	Date	Buy/Sell	Number of Shares		Price Per Share

Everest Hill Group	9-Aug-12	Buy	57,768	shares	$7.80
Everest Hill Group	9-Aug-11	Buy	102,564	shares	$6.05
Everest Hill Group	9-Aug-11	Buy	15,385	shares	$6.05
Everest Hill Group	9-Aug-11	Buy	36,192	shares	$6.05
Everest Hill Group	9-Aug-11	Buy	41,971	shares	$6.05
Everest Hill Group	9-Aug-11	Buy	12,821	shares	$6.05
Everest Hill Group	9-Aug-11	Buy	15,385	shares	$6.05
Everest Hill Group	11-Dec-10	Buy	2,587	shares	$5.42

The August 9, 2012 transaction was a privately negotiated purchase.  All other transactions listed above relating to Everest were effected on the NASDAQ Capital Market.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Jason Young, currently the Chief Executive Officer of the Issuer and currently a Board Member is indirectly affiliated with Everest. The Reporting Persons may grant Mr. Young proxies to vote the Common Stock held by each Reporting Person in the event any meeting of shareholders is held by the Issuer.

Except as described herein, none of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or vestment power over securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, by and among Everest Hill Group Inc., Wayne Quasha, Q Management Services (PTC) Ltd., Vicali Services (BVI Inc., Susan V. Demers and Andrea J. Douglas, dated as of January 7, 2014.

CUSIP No. 00213H105	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Everest Hill Group Inc. Q Management Services (PTC) Ltd.

By: Vicali Services (BVI) Inc.
Its Director

By:	/s/ Susan V. Demers
Name: Susan V. Demers
Title: Director

By:	/s/ Andrea J. Douglas
Name: Andrea J. Douglas
Title: Director

/s/ Wayne Quasha
Name: Wayne Quasha

January 7, 2014

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).